Exhibit 23

[Letterhead of KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference in the Registration Statement on Form S-8 of the Canadian National Railway Company (the “Company”) pertaining to the Company’s Management Savings Plan for U.S. Operations, of our Report of Independent Registered Public Accounting Firm dated February 5, 2009 on the consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, as included in Form 6-K of the Company dated February 5, 2009.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada
December 18, 2009